Pono Capital Three, Inc. 643 Ilalo St. #102 Honolulu, Hawaii 96813

December 19, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Gordon
Andrew Blume Sarah Sidwell Asia Timmons-Pierce

Re:	Pono Capital Three, Inc.
Registration Statement on Form S-4
Filed September 13, 2023, as amended
File No. 333-274502

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pono Capital Three, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Thursday, December 21, 2023, or as soon as practicable thereafter.

Very truly yours,

Pono Capital Three, Inc.

/s/ Davin Kazama
Davin Kazama
Chief Executive Officer

cc:	Nelson Mullins Riley & Scarborough LLP
E. Peter Stand